EXHIBIT 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings (Loss) per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003

Net earnings (loss):
Continuing operations	$4,210	1,669	(7,369)	3,740
Discontinued operations	(917)	707	32,869	1,500
	$3,293	2,376	25,500	5,240

Basic:
Weighted average number of shares outstanding	10,356	10,158	10,297	10,118

Net earnings (loss) per share
Continuing operations	$0.41	0.16	(0.72)	0.37
Discontinued operations	(0.09)	0.07	3.20	0.15
	$0.32	0.23	2.48	0.52

Diluted:
Weighted average number of shares outstanding	10,356	10,158	10,297	10,118
Shares issuable from assumed exercise of options	490	349	--	183
	10,846	10,507	10,297	10,301

Net earnings (loss) per share
Continuing operations	$0.39	0.16	(0.72)	0.36
Discontinued operations	(0.09)	0.07	3.20	0.15
	$0.30	0.23	2.48	0.51